Access Midstream Partners, L.P.

900 NW 63rd Street

Oklahoma City, OK 73118

January 15, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Thompson, Accounting Branch Chief

Re:	Access Midstream Partners, L.P.
Form 10-K for the year ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the quarter ended September 30, 2012
Filed November 7, 2012
File No. 001-34831

Ladies and Gentlemen:

This letter sets forth the responses of Access Midstream Partners, L.P. (“we” or the “Partnership”) to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated December 28, 2012 with respect to the above-referenced Form 10-K and Form 10-Q. We have repeated below the Staff’s comments in bold and followed each comment with the Partnership’s response.

Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Results of Operations, page 62

Year Ended December 31, 2011 vs. Year Ended December 31, 2010, page 63

1.	We note your statement that the amount of revenue recognized in 2010 related to contractual minimum volume commitments included a one-time carry forward from 2009 of $17.2 million. Please explain to us in more detail what this amount represents and why it was appropriate under GAAP to recognize this revenue in 2010.

Response: We measure our customers’ contractual minimum volume commitments on an annual basis and recognize any associated revenues in the fourth quarter of each year. Our existing contract with respect to volumes handled in our Barnett Shale region included a one-time opportunity for our customers to carry forward to 2010 the portion of a 2009 volume shortfall that exceeded a specified contractual cap. Under this

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arrangement, our customers were permitted to apply excess throughput volumes during 2010 against such 2009 shortfall. Under GAAP, revenues may be recognized only when they are realizable and have been earned. Because 2010 volumes could have been applied against the 2009 shortfall, the Partnership was not able to recognize revenue related to the 2009 shortfall in excess of the contractual cap until the end of 2010. Throughput from our customers in the Barnett Shale fell short of the applicable minimum volume commitments in both 2009 and 2010. As a result, in the fourth quarter of 2010 we recorded revenue of $17.2 million related to the original 2009 commitment shortfall which was shifted to 2010 based on the contractual provisions in the Barnett Shale, and $39.6 million related to the 2010 shortfall.

Liquidity and Capital Resources, page 67

Capital Requirements, page 70

2.	We note your statement that you project adjusted EBITDA of $475 million for 2012. Please explain to us in detail how you have complied with Items 10(b) and 10(e) of Regulation S-K. If you wish to present a similar projection in future filings, please show us your proposed revisions to your disclosures.

Response: Item 10(b) of Regulation S-K encourages the disclosure of management’s estimates of projections of future economic performance that have a reasonable basis and that are presented in an appropriate format. Factors to be considered in formulating and disclosing such projections include 1) the basis for such projections, 2) the format of such projections and 3) investor understanding of such projections, including disclosure of assumptions that are most significant to the projections or are the key factors on which the financial results of the enterprise depend.

We refer the Staff to our disclosure in “How We Evaluate Our Operations” under Management’s Discussion and Analysis of Financial Condition and Results of Operations. In this section, we disclose that the metrics most significant to us in evaluating our operations are throughput volumes, revenues, operating expenses, adjusted EBITDA and distributable cash flow. Additionally, we disclose that adjusted EBITDA and distributable cash flow are non-GAAP measures and provide reconciliations to their respective most directly comparable GAAP measure for historical amounts shown. We believe that among the most significant measures to investors in master limited partnerships (each, an “MLP”) is adjusted EBITDA as investors can use this measure to analyze an MLP’s operating performance and evaluate the ability of the MLP’s assets to generate sufficient cash flow to make distributions to the MLP’s unitholders. We further believe our disclosure that adjusted EBITDA is one of the measures we use to evaluate operations provides a sufficient basis for including a projection of adjusted EBITDA in order to inform investors about management’s expectations for future operations.

Additionally, we refer the Staff to our disclosure in “Forward-Looking Statements: under Management’s Discussion and Analysis of Financial Condition and Results of Operations, in which we identify factors that were most significant to the projections and

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forward-looking statements made in our Annual Report on 10-K for the year ended December 31, 2011, including: our dependence on Chesapeake, Total and other producers for a substantial majority of our revenues; oil and natural gas realized prices; the availability of capital resources to fund capital expenditures and other contractual obligations, and our ability to access those resources through the debt or equity capital markets; and competitive conditions. We believe the disclosure of these factors, along with the other risk factors included in our periodic filings, provides investors with a useful framework for analyzing our projections.

Item 10(e) of Regulation S-K governs the use of non-GAAP financial measures in a registrant’s filings with the Commission. Should a registrant include a non-GAAP financial measure in its filings, Item 10(e) requires, among other things, such registrant should include a reconciliation of differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Such a reconciliation is required for historical non-GAAP measures and is required to the extent information is available, without unreasonable efforts, for forward-looking information.

We included in our Annual Report on Form 10-K for the year ended December 31, 2011, appropriate reconciliations of adjusted EBITDA for all historical periods presented. However, because we do not formally forecast balance sheet amounts and amounts below EBITDA in the Partnership’s statement of operations, we excluded the reconciliations for our 2012 projection. We believe that the absence of such reconciliations is no longer material or relevant to an investor’s understanding of our 2012 projection because the applicable reporting period has ended and our actual results of operations will be released shortly. As a result, we do not intend to amend our previous filings to include such reconciliations. However, to the extent we include a projection of adjusted EBITDA in our future periodic reports, we intend to also include reconciliations of that projection to both net income and cash flow from operations. Such reconciliations would be similar in format to the reconciliations previously presented for historical purposes. Examples of the 2011 and 2010 historical reconciliations are shown below.

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	Year Ended December 31, 2011	Year Ended December 31, 2010
Reconciliation of Adjusted EBITDA to net income:
Net income (loss)	$194,337	$195,227
Interest expense	14,884	7,426
Income tax expense	3,289	2,431
Depreciation and amortization expense	136,169	88,601
Impairment of property, plant and equipment and other assets	—	—
Loss on sale of assets	739	285
Income from unconsolidated affiliates	(433)	—
EBITDA from unconsolidated affiliates	488	—

Adjusted EBITDA	$349,473	$293,970

	Year Ended December 31, 2011	Year Ended December 31, 2010
Reconciliation of Adjusted EBITDA to cash provided by operating activities:
Net cash provided by operating activities	$399,016	$317,091
Changes in assets and liabilities	(62,457)	(28,002)
Interest expense	14,884	7,426
Current income tax expense	3,289	2,431
Other non-cash items	(5,747)	(4,976)
EBITDA from unconsolidated affiliates	488	—

Adjusted EBITDA	$349,473	$293,970

Financial Statements and Supplementary Data, page 75

Note 2. Summary of Significant Accounting Policies, page 85

Equity Method Investments, page 87

3.	We note that the equity method of accounting is used to account for the Partnership’s interest in Appalachia Midstream through which the Partnership owns an approximate 47 percent interest in 10 gas gathering systems. We have the following comments:

•

We note the financial statements of Appalachia Midstream that were included in your amended Form 8-K filed on February 14, 2012. It appears from these financial statements that Appalachia Midstream accounts for its

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47 percent interest in these gas gathering systems under the proportionate consolidation method. If our understanding is correct, please explain the basis in GAAP for Appalachia Midstream’s accounting, and explain why you reached a different conclusion resulting in your use of the equity method of accounting.

•

Please also explain the method of accounting for these investments in the consolidated financial statements of Chesapeake Energy Corporation prior to the acquisition. If Chesapeake did not use the equity method of accounting, please explain the basis in GAAP for Chesapeake’s accounting, and explain why you reached a different conclusion resulting in your use of the equity method of accounting.

Response: We acknowledge the Staff’s comments and agree that for periods prior to our acquisition of Appalachia Midstream from an affiliate of Chesapeake Energy Corporation, Chesapeake used the proportional consolidation methodology to account for Appalachia Midstream. However, we respectfully note that, because the Partnership is a separate public company with a management team that is distinct from that of Chesapeake, we are unable to comment on Chesapeake’s historical accounting practices with respect to Appalachia Midstream for periods prior to the acquisition.

As is our standard procedure whenever the Partnership acquires assets from a third party, we evaluate the appropriate accounting treatment for those acquired assets. In the case of Appalachia Midstream, we determined that the Partnership was acquiring, through the acquisition of Appalachia Midstream, an undivided ownership interest in 10 separate natural gas gathering systems, each of which is owned by different entities and groups. Our ownership percentage varies by system. The applicable operating agreement for each of these gathering systems requires each owner to jointly acquire, control and own such gathering system. As a result, each gathering system owner is responsible for any claims, damages, or losses resulting from the applicable gathering systems’ operations. In addition, all capital expenditures with respect to any gathering system must be approved by a supermajority vote of such gathering system’s owners, which is binding on all of such gathering system’s owners.

According to ASC 323-30-25-1, investors in unincorporated entities, such as partnerships and other unincorporated joint ventures, should generally account for their investments using the equity method of accounting by analogy to ASC 323-10 if the investor has the ability to exercise significant influence over the investee. The guidance also indicates that a proportionate gross financial statement presentation is not appropriate for an investment in an unincorporated legal entity accounted for by the equity method unless the investee is in either the construction industry or an extractive industry where there is a longstanding practice of its use. Given these particular facts and circumstances, we determined the appropriate manner in which to account for our acquisition of Appalachia Midstream was to classify our ownership interest in each system as a separate equity investment. As a result, we have 10 separate and distinct equity investments, one for each gathering system acquired.

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4.	Please tell us how you considered the need to provide separate financial statements for this equity method investment under Rule 3-09 of Regulation S-X. As part of your response, please provide us with your calculations of the significance tests.

Response: As noted in the response to comment three above, we account for Appalachia Midstream’s investment in each of the 10 natural gas gathering systems as a separate equity investment. No single legal entity holds a 100% ownership interest in the gathering systems, each gathering system has a different group of owners, and Appalachia Midstream’s ownership percentage in each gathering system varies by system. Consequently, we separately evaluated the appropriate level of disclosure for each of the 10 separate equity investments. We determined that the largest equity investment was $212.8 million, or 5.8 percent of the Partnership’s total assets. Additionally, we determined that pre-tax income of the largest equity investment was $0.1 million, or 0.1 percent of the Partnership’s total income, for the three days of operations following our acquisition on December 29, 2011. As a result, none of the equity investments was significant under Rule 3-09 of Regulation S-X. As such, we did not include separate financial statements for any of the 10 gathering systems in any of our current or periodic reports.

Note 10. Unconsolidated Affiliates, page 101

5.	We note your disclosure under the heading “Unconsolidated Affiliates’ Financial Information.” Please revise to also include the required information regarding results of operations as detailed in Rule 4-08(g) and Rule 1-02(bb) of Regulation S-X.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we completed the acquisition of Appalachia Midstream on December 29, 2011. As a result, we included only three days of operations for Appalachia Midstream in the Partnership’s results of operations for the year ended December 31, 2011. The Partnership’s allocation of income from the 10 equity investments totaled approximately $433,000 in the aggregate for such three-day period. In light of these facts, we determined that amounts relating to Appalachia Midstream for such three-day period would be immaterial to the Partnership’s statement of operations. As a result, we excluded such information from Note 10 to our consolidated financial statements. However, we propose to include this information in our Annual Report on Form 10-K for the year ended December 31, 2012, as such results will clearly be material for disclosure in the notes to the Partnership’s financial statements.

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Form 10-Q for the quarter ended September 30, 2012

Financial Statements, page 1

Note 4. Long-Term Debt, page 8

6.	We note your discussion on page 10 of the private placements of the 2021 and 2022 Notes. We also note that you filed a Form S-4 on February 10, 2012 to exchange these old 2021 and 2022 Notes for new registered 2021 and 2022 Notes. Please tell us whether this exchange was consummated. If so, please tell us why you do not discuss this exchange in your debt footnote, and also provide us with your analysis of compliance with Rule 3-10 of Regulation S-X.

Response: We acknowledge the Staff’s comment and note that the above-referenced exchange of old 2021 and 2022 Notes for new registered 2021 and 2022 Notes was consummated in April 2012. We propose to include disclosure in our Annual Report on Form 10-K for the year ended December 31, 2012 regarding the consummation of the exchange.

Additionally, we believe that the disclosure in our most recent Quarterly Report on Form 10-Q complies with the requirements of Rule 3-10 of Regulation S-X. Under Rule 3-10, every guarantor of a registered security that is guaranteed must file the financial statements required by Regulation S-X unless an exception applies. Under Rule 3-10(f), the Partnership is provided relief from including financial statements of its subsidiary guarantors in Forms 10-K and 10-Q if (1) each of the subsidiary guarantors is 100% owned by the parent company issuer; (2) the guarantees are full and unconditional; (3) the guarantees are joint and several; and (4) the parent company’s financial statements filed in the Form 10-K or 10-Q, as applicable, includes footnote disclosure stating that (i) the parent company has no independent assets or operations; (ii) the guarantees are full and unconditional; (iii) the guarantees are joint and several; and (iv) any subsidiaries of the parent company other than the subsidiary guarantors are minor. In addition, the footnote also must disclose whether there are any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan and include the disclosures required by Rule 4-08(e)(3) of Regulation S-X, if applicable. We further note Section 2510.5 of the Division of Corporation Finance’s Financial Reporting Manual, which advises that a subsidiary that guarantees its parent’s debt securities pursuant to an indenture that provides for the subsidiary’s guarantee to be released automatically under customary circumstances may rely on Rule 3-10.

We refer the Staff to the last paragraph in Note 4 of our unaudited consolidated financial statements included in our most recent 10-Q, which states that the Partnership has no independent assets or operations, each of its subsidiaries is wholly owned by the Partnership and, other than ACMP Finance Corp., is a subsidiary guarantor, and each of the guarantees are full and unconditional and joint and several (subject to certain automatic customary releases). Note 4 further discloses that there are no significant restrictions on the ability of the Partnership or any of its subsidiary guarantors to obtain

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funds from its subsidiaries by dividend or loan, and that none of the assets of the Partnership or any subsidiary guarantor represent restricted net assets pursuant to Rule 4-08(e)(3). Consequently, the Partnership is not required to include separate financial statements in its Forms 10-K and 10-Q for any of its subsidiary guarantors.

Additionally, under Rule 3-10(b), an issuer is not required to provide separate financial statements in Forms 10-K and 10-Q of a finance subsidiary if that finance subsidiary is 100% owned by the parent company guarantor and has co-issued the security, jointly and severally, with the parent company. ACMP Finance Corp. meets each of these requirements and, accordingly, the Partnership is not required to file separate financial statements of ACMP Finance Corp.

For these reasons, we believe the disclosures in our periodic report comply with Rule 3-10.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 29

Capital Requirements, page 32

7.	We note your statements that for the current period growth capital expenditures totaled $466.8 million and maintenance capital expenditures totaled $55.5 million. Please tell us how these expenditures are reflected in your Condensed Consolidated Statement of Cash Flows.

Response: Of the Partnership’s $522.3 million of total capital expenditures, $231.6 million is included in Additions to Property, Plant and Equipment in the Investing Activities section of the Partnership’s Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2012. The remaining $290.7 million is included in the net activity of our Investment in Unconsolidated Affiliate in that same section.

As requested in the Staff’s comment letter, the Partnership acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should any member of the Staff have questions regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call our Controller, Brad Mueller, at (405) 935-1906 or me at (405) 935-6224, or you may call our outside counsel, Ryan Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

/s/ David C. Shiels

David C. Shiels
Chief Financial Officer of Access Midstream Partners GP, L.L.C., the general partner of Access Midstream Partners, L.P.

cc:	Lisa Sellars, Staff Accountant
Ryan J. Maierson, Latham & Watkins LLP